

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2015

Via E-Mail
Eric Gan
Chief Financial Officer
White Mountain Titanium Corporation
Augusto Leguia 100, Oficina 1401, Las Condes
Santiago, Chile

> **Re: White Mountain Titanium Corporation**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 30, 2015**
> **File No. 333-129347**

Dear Mr. Gan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Company Website
Investor Information
Latest Company Presentation page 9

1.   We note your disclosure of mineral resources in your most recent investor presentation that are presented at a 1% cut-off grade. Generally mineral resources should have a reasonable prospect of economic extraction. Please tell us the assumptions that you used to determine your cut-off grade including revenue per ton and cost per ton.

2.   It appears the resource tonnage and grade at a 1% cut-off provided in your investor presentation does not correspond to the resource tonnage and grade at a 1% cut-off located on page 83 of your July 2013 technical report. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Coleman at (202) 551-3610 with questions about engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining